Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 400 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

October 5, 2011

Item 3 News Release

The news release was disseminated on October 4, 2011 by Marketwire.

Item 4 Summary of Material Change

Augusta is pleased to announce that the U.S. Forest Service (“USFS”) has completed the Rosemont Copper draft Environmental Impact Statement (“EIS”) and that the document will be made available for public review in October 2011, initiating the 90-day public comment period. The USFS has also set the dates for the six public meetings to be held in the local Tucson and Pima County area, with the first meeting scheduled for October 22, 2011 and the last meeting scheduled for January 7, 2012.

Item 5 Full Description of Material Change

Augusta is pleased to announce that the U.S. Forest Service (“USFS”) has completed the Rosemont Copper draft Environmental Impact Statement (“EIS”) and that the document will be made available for public review in October 2011, initiating the 90-day public comment period. The USFS has also set the dates for the six public meetings to be held in the local Tucson and Pima County area, with the first meeting scheduled for October 22, 2011 and the last meeting scheduled for January 7, 2012.

The release of the draft EIS and commencement of the final public comment period is a major milestone towards completing the EIS process and receiving a Record of Decision.

“We are pleased to see the permitting process advance on a systematic basis,” commented Gil Clausen, president and CEO. “We expect the USFS will continue to move the process forward in a timely manner to complete the permitting process and we hope to start hiring for construction in the first half of 2012.”

About Augusta

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2013 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Gilmour Clausen, President and CEO or Purni Parikh, Corporate Secretary

Item 9 Date of Report

October 5, 2011